

14045993

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65282

FEB 2 6 2014

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2013___ AND ENDING ___12/31/2013___
_____MM/DD/YY_____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Ste 210
(No. and Street)

Spokane   Washington   99201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Katherine Anderson   (404) 303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
(Name – *if individual, state last, first, middle name*)

422 W. Riverside Dr. Ste. 1420	Spokane	Washington	99201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Katherine Anderson_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Northwest Investment Advisors Inc._____ , as of _____12/31/2013_____ , _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINOP
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHWEST INVESTMENT ADVISORS, INC.
(A Washington Corporation)
Spokane, Washington

FINANCIAL STATEMENTS WITH
INDEPENDENT AUDITOR'S REPORT
December 31, 2013 and 2012

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

FINANCIAL STATEMENTS WITH INDEPENDENT AUDITOR'S REPORT
December 31, 2013 and 2012

TABLE OF CONTENTS



PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 · 747·2158 FAX 509 · 458·2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

Report on the Financial Statements

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. (NWIA), a Washington Corporation, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to NWIA's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of NWIA's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2013 and 2012, and the results of its operations, changes in stockholders' equity, and cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 10, 2014

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2013 and 2012

	2013	2012
ASSETS:		
Cash	$ 113,775	$ 70,101
Central registration depository account	1,259	95
Commissions receivable	24,167	32,794
Deposit with clearing agent	15,000	15,000
Property and equipment, net	783	828
	$ 154,984	$ 118,818
LIABILITIES:		
Accounts payable and accrued expenses	$ 20,903	$ 17,684
STOCKHOLDERS' EQUITY:		
Common stock, no par value	15,583	15,583
Retained earnings	118,498	85,551
Total stockholders' equity	134,081	101,134
	$ 154,984	$ 118,818

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF INCOME
For the years ended December 31, 2013 and 2012

	2013	2012
REVENUES:		
Commissions	$ 530,217	$ 440,187
Insurance agency revenue	92,179	27,649
Advisory fees	42,982	27,841
Interest earned	25	5
Miscellaneous revenue	800	-
Total revenues	666,203	495,682
EXPENSES:		
Advertising	6,809	5,201
Clearing charges	14,676	15,787
Commissions	182,958	63,495
Continuing education	39	-
Consulting fees	12,207	15,489
Depreciation	826	1,505
Insurance	1,975	1,456
Legal and accounting fees	7,991	7,761
Licenses, fees, dues and subscriptions	10,996	8,812
Office and administration	6,332	5,204
Rent and parking, net	12,102	20,998
Repairs and maintenance	1,350	906
Salaries and wages	307,128	243,575
Software and computers	14,848	16,720
Taxes	23,658	16,215
Telecommunications	7,509	7,529
Travel	756	3,388
Utilities	-	3,318
Total expenses	612,160	437,359
NET INCOME	$ 54,043	$ 58,323

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended December 31, 2013 and 2012

| | Common Stock | | Retained | Total Stockholders' |
	Shares	Amount	Earnings	Equity
Balance as of December 31, 2011	33,333	$ 15,583	$ 29,398	$ 44,981
Dividends Paid	-	-	(2,170)	(2,170)
Net income	-	-	58,323	58,323
Balance as of December 31, 2012	33,333	15,583	85,551	101,134
Dividends Paid	-	-	(21,096)	(21,096)
Net income	-	-	54,043	54,043
Balance as of December 31, 2013	33,333	$ 15,583	$ 118,498	$ 134,081

The accompanying notes are an integral part of these financial statements.

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS PROVIDED BY OPERATIONS:		
Net income	$ 54,043	$ 58,323
Adjustments needed to reconcile net income to		
net cash flows provided by operating activities:		
Depreciation	826	1,505
Change in central registration depository account	(1,164)	194
Change in commissions receivable	8,627	(8,585)
Change in accounts payables and accrued		
expenses	3,219	(1,613)
Net cash flows provided by operating activities	65,551	49,824
CASH FLOWS USED BY INVESTING ACTIVITIES:		
Purchase of equipment	(781)	(1,960)
CASH FLOWS USED BY FINANCING ACTIVITIES:		
Dividends paid	(21,096)	(2,170)
NET INCREASE IN CASH	43,674	45,694
CASH BALANCE - Beginning of year	70,101	24,407
CASH BALANCE - Ending of year	$ 113,775	$ 70,101

SUPPLEMENTAL DISCLORUE OF CASH FLOW INFORMATION:
    Noncash investing and financing activities:
        During the year ended December 31, 2013, fully depreciated equipment and furniture with an
        original cost of $10,094 was scrapped.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS:

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000, in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders, but elects to clear the orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). FINRA was created in July 2007 through the consolidation of the National Association of Securities Dealers (NASD) and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representations of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation - The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents - For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable - Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All receivables are current and less than ninety days. No receivables are collateralized.

Property and Equipment - Property and equipment is stated at cost, and is depreciated by straight-line and accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5 - 7 years
Software	3 - 5 years

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

Fair Value of Financial Instruments - Cash, central registration depository accounts and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments

Commission Revenue and Related Clearing Expenses - Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising - Advertising costs are expensed as incurred.

Compensated Absences - Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. NWIA's policy is to recognize the costs of compensated absences when actually paid.

Federal Income Taxes - NWIA, with the consent of its shareholders, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate income taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examination by various regulatory jurisdictions. As of February 10, 2014, there were no audits or examinations in progress. With few exceptions, as of December 31, 2013, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2010.

NOTE 3 - CENTRAL REGISTRATION DEPOSITORY ACCOUNT:

NWIA maintains a central registration depository (CRD) account which is used to settle fees charged to NWIA by FINRA. NWIA is required to maintain a positive balance in this account. As of December 31, 2013 and 2012 the balance was $1,259 and $95, respectively.

NOTE 4 - COMMISSIONS RECEIVABLE:

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized.

NOTE 5 - DEPOSIT WITH CLEARING AGENT:

NWIA maintains a deposit account with Sterne, Agee, & Leach, Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 6 - PROPERTY AND EQUIPMENT:

As of December 31, 2013 and 2012, property and equipment was summarized as follows:

	2013	2012
Office equipment and furniture	$ 16,025	$ 25,337
Software	8,302	8,302
	24,327	33,639
Less: Accumulated depreciation	(23,544)	(32,811)
	$ 783	$ 828

For the years ended December 31, 2013 and 2012, depreciation expense totaled $826 and $1,505, respectively.

NOTE 7 - COMMON STOCK:

As of December 31, 2013 and 2012, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 8 - LEASES:

NWIA leases office space through November 30, 2015 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement monthly rental rates are as follows:

December 1, 2012 through November 30, 2013	$ 1,302
December 1, 2013 through November 30, 2014	1,341
December 1, 2014 through November 30, 2015	1,381

For the years ended December 31, 2013 and 2012, rental payments for this office space totaled $15,702 and $21,598 respectively.

Future minimum rental payments under the lease agreement for the years ending December 31, 2014 through 2015 are as follows:

NOTE 8 - LEASES (Continued):

2014	$	16,172
2015		15,191

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the years ended December 31, 2013 and 2012, sublease proceeds totaled $3,600 and $600, respectively.

In October 2012, NWIA entered into a new lease agreement for a copier expiring on September 30, 2017. Under the terms of the lease agreement, NWIA is required to make base lease payments of $130 plus sales tax. For the years ended December 31, 2013 and 2012, rental charges totaled $1,706 and $366, respectively.

Future minimum rental payments under the lease agreement for the years ending December 31, 2014 through 2017 are as follows:

2014	$	1,560
2015		1,560
2016		1,560
2017		1,170

NOTE 9 - SUBSCRIPTION AGREEMENT:

During the year ended December 31, 2011, NWIA entered into a subscription agreement for the use of software through June 1, 2014. Under the terms of the subscription agreement, NWIA is required to make quarterly payments of $1,519. For the years ended December 31, 2013 and 2012, subscription charges totaled $6,165 and $5,063.

Future minimum subscription payments under the agreement for the years ended December 31, 2014 is $2,532.

NOTE 10 - NET CAPITAL REQUIREMENTS:

NWIA is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the company must maintain a minimum net capital, as defined by statute, of $5,000 requires that the ratio of aggregate indebtedness to net capital, as defined by statute, shall not exceed 15 to 1. The rule further provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2013 and 2012, NWIA had net capital of $130,724 and $99,365, respectively, and aggregate indebtedness of $20,903 and $17,684, respectively, resulting in a ratio of aggregate indebtedness to net capital of .1599 to 1 as of December 31, 2013 and .1780 to 1 as of December 31, 2012.

NOTE 11 - SUBSEQUENT EVENTS:

There are no events between December 31, 2013 and February 10, 2014 (the date the financial statements were available to be issued) that if disclosed would influence the readers' opinion concerning these financial statements.



PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158   FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have audited the accompanying financial statements of Northwest Investment Advisors, Inc. as of and for the year ended December 31, 2013 and have issued our report thereon dated February 10, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contain in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, III and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 10, 2014

NORTHWEST INVESTMENT ADVISORS, INC.
Spokane, Washington

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the

Securities and Exchange Commission

As of December 31, 2013

Total stockholder's equity		$ 134,081
Deductions and/or charges:		
Non allowable assets:		
CRD account	$ 1,259	
Furniture, equipment, net	783	
Total non allowable assets		2,042
Net capital before haircuts on securities positions		132,039
Haircuts on securities:		
Other securities		1,315
Net capital		$ 130,724
Aggregate indebtedness		
Items included in balance sheet:		
Accounts payable and accrued expenses		$ 20,903
Computation of basic net capital requirement		
Minimum net capital required		$ 1,394
Minimum net capital required to distribute equity		$ 2,090
Minimum dollar net capital required of reporting broker		$ 5,000
Net capital in excess of minimum dollar net capital required of reporting broker		$ 125,724
Net capital in excess of net capital required		$ 129,330
Net capital in excess of net capital required to distribute equity		$ 128,634
Ratio: Aggregate indebtedness to net capital		.1599 to 1
Reconciliation with company's computation (included in Part II of Form X-17 A-5 as of December 31, 2013)		
Net capital, as reported in Part II (unaudited) Focus Report		$ 131,822
Subsequent adjustments:		
Accounts payable and accrued expenses		(1,098)
Net capital per above		$ 130,724

See the accompanying independent auditor's report on supplementary information.

NORTHWEST INVESTMENT ADVIORS, INC.
Spokane, Washington

Schedule II

Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2013

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

Schedule IV

Schedule of Segregation Requirements and Funds
In Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2013

Northwest Investment Advisors, Inc. is an introducing broker only, and claims exemption from Rule 15c3-3 under Section (k)(2)(ii): All customer transactions are cleared through another broker on a fully disclosed basis. This computation is not applicable.

See the accompanying independent auditor's report on supplementary information.



PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747-2158   FAX 509 • 458-2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON THE INTERNAL CONTROL STRUCTURE

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In planning and performing our audit of the financial statements of Northwest Investment Advisors, Inc. (NWIA), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of NWIA's internal control. Accordingly, we do not express an opinion on the effectiveness of NWIA's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by NWIA, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because NWIA does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by NWIA in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of NWIA is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which NWIA has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that NWIA's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 10, 2014



SCHOEDEL&
SCHOEDEL&
CERTIFIED PUBLIC ACCOUNTANTS, PLLC

PATRICK A. TERHAAR, C.P.A.
JAMES R. HARLESS, C.P.A.
DARCY A. SKJOTHAUG, C.P.A.
SCOTT A. OPPERUD, C.P.A.

U.S. BANK BUILDING
422 W. RIVERSIDE, STE. 1420
SPOKANE, WA 99201-0395
PH. 509 • 747•2158   FAX 509 • 458•2723
www.schoedel.com

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Northwest Investment Advisors, Inc. (NWIA), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating NWIA's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). NWIA's management is responsible for NWIA's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2013, as applicable, with the amounts in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences, and

5. Verified there were no amounts applied from an overpayment of the prior year assessment by review of the Form SIPC-7 for the year ended December 31, 2012.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION (CONTINUED)

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This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 10, 2014

SCHEDULE OF ASSESSMENT AND PAYMENTS
PURSUANT TO FORM SIPC-7
December 31, 2013

General assessment per Form SIPC-7, including interest	$	1,007
Less: payments made with Form SIPC-6		(518)
Amount paid with Form SIPC-7	$	489